82-3023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIM[redacted]

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

04036781

SEC MAIL PROCESSING SECTION
RECEIVED
SEP - 7 2004
WASH. D.C. 185

SUPPL

August 31, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

Gentlemen:

Enclosed is information, which ***Golden Hope Mines Limited*** has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Unaudited financial statements dated June 30, 2004
(b) Management Discussion & Analysis dated June 30, 2004

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

Dlw 9/9

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	June 30, 2004	Dec 31, 2003
ASSETS		
Current		
Cash	$ 6,960	$ 289
Accounts receivable	937	1,534
	7,897	1,823
Mining properties and deferred exploration expenditures (Note 2)	6,959,130	6,938,888
	$ 6,967,027	$ 6,940,711
LIABILITIES		
Current		
Accounts payable	$653,107	$582,114
Due to related parties	189,731	153,181
	842,838	735,295
SHAREHOLDERS' EQUITY		
Stated capital (Note 3)		
Authorized:		
Unlimited common shares		
Issued:		
22,201,829 common shares	9,502,189	9,502,189
Contributed Surplus	40,151	40,151
Deficit	(3,418,151)	(3,336,924)
	6,124,189	6,205,416
	$6,967,027	$6,940,711

See Notes to Financial Statements

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004
(Unaudited without review by auditor)

Expenses:	2004	2003
Shareholders' information	$ 28,710	$ 37,161
General and administrative	43,517	34,436
Management fees	9,000	9,000
Net loss for the period	81,227	80,597
Agent's commission	-	20,000
Deficit, beginning of period	3,336,924	3,101,191
Deficit, end of period	$3,418,151	$3,201,788
Loss per common share	$ 0.004	$ 0.004
Weighted Average Number Outstanding of Shares	22,201,829	21,699,454

See Notes to Financial Statements

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2004
(Unaudited without review by auditor)

	2004	2003
Expenses:		
Shareholders' information	$ 14,032	$ 25,231
General and administrative	24,959	20,353
Management fees	4,500	4,500
Net loss for the period	43,491	50,080
Deficit, beginning of period	3,374,660	3,151,704
Deficit, end of period	$3,418,151	$3,201,788
Loss per common share	$ 0.002	$ 0.003
Weighted Average Number of Shares Outstanding	22,201,829	22,201,829

See Notes to Financial Statements

File Number: 92-4991

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004
(Unaudited without review by auditor)

	2004	2003
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(81,227)	$(80,597)
Net change in non-cash components of working capital		
Decrease (increase) in accounts receivable	597	(2,876)
Increase in accounts payable	70,993	112,276
	(9,637)	28,503
Financing Activities:		
Sale of common shares for cash	-	201,900
Agents' commission	-	(20,000)
Advances (reduced) from related parties	36,550	(39,424)
	36,550	142,476
Investing Activities:		
Mining claims and deferred exploration expenditures	(20,242)	(172,904)
Increase (decrease) in cash	6,671	(1,625)
Cash, beginning of period	289	1,825
Cash, end of period	$ 6,960	$ 200

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2004
(Unaudited without review by auditor)

	2004	2003
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (43,491)	$ (50,084)
Net change in non-cash components of working capital		
Decrease (increase) in accounts receivable	1,900	(2,162)
Increase in accounts payable	27,118	58,253
	(14,473)	6,007
Financing Activities:		
Advances from related parties	18,350	28,676
Investing Activities:		
Mining claims and deferred exploration expenditures	-	(34,583)
Increase in cash	3,877	100
Cash, beginning of period	3,083	100
Cash, end of period	$ 6,960	$ 200

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited without review by auditor)

Note 1

Continued Operations
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to June 30, 2004. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Accounting Policies

Financial Instruments
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share
The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal periods.

Nature of Operations
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

Mineral Properties

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.

If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Administrative Expenses

Administrative expenses are charged to operations in the current year.

Note 2

Mineral Properties

Panet, Bellechase and Ware Townships, Quebec

	Opening	Expenditures	Closing
Acquisition	$ 629,353	-	$ 629,353
Exploration	6,299,357	20,242	6,319,599
Total	$6,928,710	$ 20,242	$ 6,948,952

Clarence Stream and Otish Mountain

	Opening	Expenditures	Closing
Acquisition	$ 5,408	-	$ 5,408
Exploration	4,770	-	4,770
Total	$ 10,178	$ -	$ 10,178

(1) **Panet, Bellechase and Ware Townships Property**

The Company holds a block of continuous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company associated with the president and a director of the Company.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

The Company entered an agreement dated May 21, 2003 with Osisko Exploration Ltd. ("Osisko") whereby Osisko can earn a 50% interest in the property by incurring $3,500,000 in exploration on the property over a 3 ½ year period commencing May 22, 2003.

The agreement was terminated July 30, 2004 due to the failure of Osisko to fulfill its commitment under the terms of the agreement. Osisko did not earn any interest in the property.

(2) **Other Properties**

In addition the Company has the following claims:
50 % interest in 46 claims in the Clarence Stream area, New Brunswick
32 units in the Otish Mountains area, Northern Quebec, acquired by staking

Note 3

Options
As at June 30, 2004, directors and officers had options to purchase: 800,000 common shares at $0.20 per share expiring June 2, 2007; 44,000 common shares at $0.20 expiring June 15, 2009; 50,000 common shares at $0.20 expiring July 6, 2009; 132,000 common shares at $0.20 expiring April 4, 2010, 104,000 common shares at $0.25 expiring May 19, 2010, 379,000 common shares at $0.10 expiring January 23, 2008 and 200,000 common shares at $0.15 expiring February 27, 2008.

Warrants

As at June 30, 2004, there were warrants to purchase 2,000,000 common shares exercisable at $0.10 per share, expiring January 14, 2005.

Note 4

Related Party Transactions

1. During the period, 154327 Canada Inc. was entitled to receive $9,000 (2003 - $9,000) for management services rendered. As at June 30, 2004 the total amount owing to 154327 Canada Inc. for current and past services was $63,000 (2003 - $45,000). The President of the Company owns 154327 Canada Inc.

2. As of June 30, 2004, the amount of $126,731 (2003 - $64,962) was owing to the President of the Company who is also a director. During the period, the President of the Company was entitled to reimbursement of expenses of $13,850 (2003 - $13,660) for executive office services.

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
MANAGEMENT DISCUSSION AND ANALYSIS
JUNE 30, 2004

On July 30, 2004, the agreement with Osisko Exploration Ltd. ("Osisko") on the Company's Bellechasse Gold Project in Southern Quebec was terminated. The termination resulted from the failure of Osisko to fulfill both its financial and technical commitments under the terms of the agreement of May 21, 2003.

The Bellechasse Project is the Company's main property and has been the focus of considerable interest since recent increases in the price of gold. Exploration work is continuing.

Elsewhere, the Company has arranged to acquire, through a wholly owned subsidiary, a 100% interest in mineral and mining rights to 437 acres in Washington County, Maine, U.S.A.. The property includes at least five notable silver occurrences with associated base metals, partially defined most recently in the 1980's when silver prices were at an all-time high. The Company plans to further test the established mineral systems for large tonnage, bulk mining possibilities comparable to similar silver deposits presently under development elsewhere. Additionally, exploration surveys will be directed to possible new mineral systems beyond the presently defined limits.